UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Palmer Square Capital BDC Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

August 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	1248 Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,456,310.68
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,456,310.68

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,310.68
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.74%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS BFFV19, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 783,915.45
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 783,915.45

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,915.45
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.24%
12.	TYPE OF REPORTING PERSON OO

1.	Martin Christopher Bicknell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,456,310.68
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,456,310.68

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,310.68
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.74%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Palmer Square Capital BDC Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas 66205

Item 2(a).	Name of Person Filing:

1248 Holdings, LLC (“1248 Holdings”)

BFFV19, LLC “BFFV19”

Martin Christopher Bicknell (“Mr. Bicknell”)

1,456,310.68 shares are owned directly by 1248 Holdings. 783,915.45 shares are owned directly by BFFV19. Mr. Bicknell is the Elected Manager of each of the entities that collectively own all of the outstanding membership interests of BFFV19, and has sole voting and dispositive power over the shares owned by 1248 Holdings, and thus, Mr. Bicknell may be deemed to be an indirect beneficial owner of the shares owned by each of BFFV19 and 1248 Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Suite 500, 5700 W. 112th Street, Overland Park, Kansas 66211

Item 2(c).	Citizenship:

1248 Holdings – Delaware

BFFV19 - Kansas

Mr. Bicknell – United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

Not Applicable

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned:

1,456,310.68 shares deemed beneficially owned by 1248 Holdings
783,915.45 shares deemed beneficially owned by BFFV19
2,240,226.13 shares deemed beneficially owned by Mr. Bicknell

(b)	Percent of class: 9.74% deemed beneficially owned by 1248 Holdings 5.24% deemed beneficially owned by BFFV19 14.98% of shares deemed beneficially owned by Mr. Bicknell

(c)	Number of shares as to which 1248 Holdings has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

1,456,310.68

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

1,456,310.68

Number of shares as to which BFFV19 has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

783,915.45

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

783,915.45

Number of shares as to which Mr. Bicknell has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

2,240,226.13

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

2,240,226.13

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2021
Date

1248 Holdings, LLC	/s/ Christian Scharosch
Signature

Christian Scharosch Authorized Signatory
Name/Title

BFFV19, LLC	/s/ Martin C. Bicknell
Signature

Martin C. Bicknell Manager
Name/Title

Martin Christopher Bicknell	/s/ Martin C. Bicknell
Signature

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

1248 Holdings, LLC
Date: November 8, 2021	/s/ Christian Scharosch
Signature

Christian Scharosch
Authorized Signatory
Name/Title

BFFV19, LLC
Date: November 8, 2021	/s/ Martin C. Bicknell
Signature

Martin C. Bicknell
Manager
Name/Title
Martin Christopher Bicknell
Date: November 8, 2021	/s/ Martin C. Bicknell
Signature